The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-264388

Filed Pursuant to Rule 424(b)(2)

Subject to Completion, dated July 31, 2023

Pricing Supplement to the Prospectus Supplement and Prospectus, each dated May 26, 2022

US$    ●

Senior Medium-Term Notes, Series I

Redeemable Fixed Coupon Notes, Due August 8, 2025

Issuer:	Bank of Montreal
Title of Notes:	Redeemable Fixed Coupon Notes, due August 8, 2025 (the “Notes”)
Trade Date:	August 4, 2023
Settlement Date (Original Issue Date):	August 8, 2023
Stated Maturity:	August 8, 2025, subject to our early redemption right, as described under “Specific Terms of the Notes — Optional Redemption Feature” below.
Principal Amount (in Specified Currency):	US$ ● ; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess of $1,000.
Interest Rate per Annum:	The Notes will bear interest at a rate equal to 6.00% per annum.
Interest Payment Period:	Semi-annually.
Interest Payment Dates:	Interest is payable in arrears on the 8th of each February and August, commencing February 8, 2024 (subject to postponement if such a day is not a business day). See “Specific Terms of the Notes — Interest” below.
Payment at Maturity:	Subject to our credit risk, you will receive at maturity the principal amount and the final interest payment.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer – Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).
CUSIP No.:	06375M3P8
Optional Redemption Provision:	We may, at our option, elect to redeem the Notes in whole or in part on any interest payment date, commencing on February 8, 2024 (each such date, a “Redemption Date”), at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 business days nor less than five business days prior to the Redemption Date. See “Specific Terms of the Notes — Optional Redemption Feature” below.
Bail-inable Notes:	The Notes will be bail-inable notes (as defined in the accompanying prospectus supplement and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

We urge you to read this pricing supplement together with the prospectus supplement and prospectus. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

•      Prospectus supplement and prospectus dated May 26, 2022:
https://www.sec.gov/Archives/edgar/data/927971/000119312522160519/d269549d424b5.htm

Investing in the Notes involves risks, including those described in the “Risk Factors” section beginning on page P-4 of this document, page S-2 of the accompanying prospectus supplement and on page 8 of the accompanying prospectus. In particular, please note that all payments on the Notes are subject to our credit risk.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Original Public Offering Price	Underwriting Discount	Net Proceeds
Per Note	$1,000	$10.00	$990.00
Total	$	$	$

We expect to deliver the Notes through the facilities of The Depository Trust Company on or about August 8, 2023.

The public offering price will include accrued interest from August 8, 2023, if settlement occurs after that date. The agent for this offering, Wells Fargo Securities, LLC, will purchase the Notes from us on the settlement date at prices that are expected to range from 99.00% to 100.00% of the principal amount.

Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low as $990.00 (99.00%) per $1,000 in principal amount of the Notes.

If all of the offered Notes are not sold on the Trade Date at the initial price to public, the agent and/or applicable dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. See “Supplemental Plan of Distribution” in this pricing supplement.

Wells Fargo Securities, LLC

SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series I, and therefore, this pricing supplement (the “pricing supplement”), should be read together with the accompanying prospectus supplement and prospectus, each dated May 26, 2022. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series I” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, as amended and supplemented to date, between Bank of Montreal and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest

The Notes will bear interest at the rate set forth on the cover page.

Interest will be paid on the Interest Payment Dates set forth on the cover page of this pricing supplement. Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event that an Interest Payment Date, Redemption Date or the Stated Maturity falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day and no interest on such payment shall accrue for the period from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be, to such next succeeding business day.

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Optional Redemption Feature

We may, at our option, elect to redeem the Notes in whole or in part on each Redemption Date (as defined above), at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 nor less than five business days prior to the Redemption Date.

Agreement with Respect to the Exercise of Canadian Bail-in Powers

By its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; (iii) have represented and warranted that Bank of Montreal has not directly or indirectly provided financing to the holder or beneficial owner of the Notes for the express purpose of investing in the Notes; and (iv) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and Bank of Montreal with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by Bank of Montreal by the issuance of common shares of Bank of Montreal (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of the Notes We May Offer — Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

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RISK FACTORS

Prior to making an investment in the Notes, investors should carefully consider the information set forth in the prospectus supplement and the prospectus under the caption "Risk Factors," together with the information in this section.

The Notes are subject to early redemption at our option. Prospective purchasers should be aware that we have the right to redeem the Notes on any Redemption Date, beginning on the first Redemption Date. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment. See “—Optional Redemption Feature.”

The payments on the Notes are subject to our credit risk. Our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

The price you pay on the notes will reflect fees and hedging costs. While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original offering price of the Notes includes the commission received by the agent and other dealers, and the cost of hedging our obligations under the Notes. As a result, the price, if any, at which the agent may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

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SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

In the opinion of Torys LLP, our Canadian federal income tax counsel, the following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires from us as the beneficial owner Notes offered by this document, and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with us, with any issuer of common shares acquired on a bail-in conversion and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of Notes, (3) is not affiliated with us or with any issuer of common shares acquired on a bail-in conversion, (4) does not receive any payment of interest on a Note in respect of a debt or other obligation to pay an amount to a person with whom we do not deal at arm’s length, (5) acquires and holds Notes and any common shares acquired on a bail-in conversion as capital property, (6) does not use or hold Notes or any common shares acquired on a bail-in conversion in a business carried on in Canada and (7) is not a “specified shareholder” of ours as defined in the Tax Act for this purpose or a non-resident person not dealing at arm’s length with such “specified shareholder” (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary does not address the possible application of the “hybrid mismatch arrangement” rules contained in proposals to amend the Tax Act released by the Minister of Finance (Canada) on April 29, 2022 (the “Hybrid Mismatch Proposals”) to a Non-Resident Holder (i) that disposes of a Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Proposals) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that disposes of a Note under, or in connection with, a “structured arrangement” (as defined in such Hybrid Mismatch Proposals), or (iii) in respect of which we are a “specified entity”. Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and on counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document (the “Proposed Amendments”), including the Hybrid Mismatch Proposals, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of the Notes should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of a Note and any common shares acquired on a bail-in conversion must generally be expressed in Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. As a result, the amounts, if any, subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the value of the U.S. dollar relative to the Canadian dollar.

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Notes

Interest paid or credited or deemed to be paid or credited by us on a Note (including amounts on account or in lieu of payment of, or in satisfaction of interest) to a Non-Resident Holder generally will not be subject to Canadian non-resident withholding tax, unless any portion of such interest (other than on a “prescribed obligation,” as defined in the Tax Act for this purpose) is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation (“participating debt interest”). The administrative policy of the Canada Revenue Agency is that interest paid on a debt obligation is not subject to Canadian non-resident withholding tax unless, in general, it is reasonable to consider that there is a material connection between the index or formula to which any amount payable under the debt obligation is calculated and the profits of the issuer. With respect to any interest on a Note, or any portion of the principal amount of a Note in excess of the issue price, such interest or principal, as the case may be, paid or credited to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax, except as discussed below.

In the event that a Note held by a Non-Resident Holder is converted to common shares on a bail-in conversion, the amount, if any, by which the fair market value of the common shares received on the conversion exceeds the sum of: (i) the price for which the Note was issued, and (ii) any amount that is paid in respect of accrued and unpaid interest on the Note at the time of the conversion, may be deemed to be interest paid to the Non-Resident Holder. There is a risk that the excess, if any, and the amount of interest described in item (ii) of the preceding sentence could be characterized as “participating debt interest” and be subject to Canadian non-resident withholding tax unless certain exceptions apply. Non-Resident Holders should consult their own tax advisors in this regard.

If an amount of interest paid by us on a Note were to be non-deductible by us in computing our income as a result of the application of proposed subsection 18.4(4) of the Tax Act, such amount of interest would be deemed to have been paid by us as a dividend, and not to have been paid by us as interest, and be subject to Canadian non-resident withholding tax. Proposed subsection 18.4(4) would apply only if a payment of interest by us on a Note constituted the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Tax Act.

No payment of interest by us on a Note should be considered to arise under a “hybrid mismatch arrangement” as no such payment should be considered to arise under or in connection with a “structured arrangement”, both as defined in proposed subsection 18.4(1) of the Tax Act, on the basis that (i) based on pricing data and analysis provided to Torys LLP by us in relation to these Notes, it should not be reasonable to consider that any economic benefit arising from any “deduction/non-inclusion mismatch” as defined in proposed subsection 18.4(6) of the Tax Act is reflected in the pricing of the Notes, and (ii) it should also not be reasonable to consider that the Notes were designed to, directly or indirectly, give rise to any “deduction/non-inclusion mismatch”.

Generally, there are no other taxes on income (including taxable capital gains) payable by a Non-Resident Holder on interest, discount, or premium in respect of a Note or on the proceeds received by a Non-Resident Holder on the disposition of a Note (including redemption, cancellation, purchase or repurchase).

Common Shares Acquired on a Bail-in Conversion

Dividends paid or credited, or deemed under the Act to be paid or credited, to a Non-Resident Holder on common shares of the issuer or any affiliate of the issuer that is a corporation that is resident or deemed to be resident in Canada for purposes of the Tax Act acquired by the Non-Resident Holder on a bail-in conversion will generally be subject to Canadian non-resident withholding tax at the rate of 25% on the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a common share of the issuer or any affiliate of the issuer acquired by the Non-Resident Holder on a bail-in conversion unless such common share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

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Generally, common shares of the issuer or any affiliate of the issuer acquired by a Non-Resident Holder on a bail-in conversion will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such common shares are listed at that time on a designated stock exchange (which includes the Toronto Stock Exchange), unless at any particular time during the 60-month period that ends at that time (1) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm’s length, and partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder does not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the applicable issuer’s capital stock and (2) more than 50% of the fair market value of such common shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, such common shares could be deemed to be taxable Canadian property. Non-Resident Holders for whom common shares acquired on a bail-in conversion may constitute taxable Canadian property should consult their own tax advisors.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. For purposes of this discussion, any interest with respect to the Notes, as determined for U.S. federal income tax purposes, will be treated as from sources outside the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation — Other Considerations — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

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Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A Note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

The U.S. Treasury Department has proposed regulations that eliminate the requirement of the Foreign Account Tax Compliance Act withholding on payments of gross proceeds upon the sale or disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect.

If we (or an applicable withholding agent) determine withholding is appropriate with respect to the Notes, we (or such agent) will withhold tax at the applicable statutory rate, and we (or such agent) will not pay any additional amounts in respect of such withholding. Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the Notes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

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EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”). Please see the section of the prospectus, "Employee Retirement Income Security Act."

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The agent set forth on the cover page of this document will purchase the Notes from us on the settlement date at prices as specified on the cover page of this pricing supplement. The agent has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them at those prices. Each such dealer, or further dealer engaged by a dealer to whom the agent reoffers the Notes, will purchase the Notes at an agreed discount to the initial offering price.

If all of the Notes are not sold on the Trade Date at the original offering price, the agent and/or dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We reserve the right to withdraw, cancel or modify the offering of any of the Notes and to reject orders in whole or in part. You may cancel any order for the Notes prior to its acceptance.

You should not construe the offering of any of the Notes as a recommendation as to the suitability of an investment in the Notes.

The agent may, but is not obligated to, make a market in the Notes. The agent will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, our affiliate, BMO Capital Markets Corp. ("BMOCM") or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

The agent and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive (EU) 2014/65 (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) No 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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The agent and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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